News Release	TSX, AMEX Symbol: NG

NovaGold Update on Litigation Concerning Rock Creek Project in Alaska

December 7, 2006 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX: NG, AMEX: NG) today announced that the U.S. Army Corps of Engineers (“Corps”) is reviewing the Permit Evaluation and Decision Documents with regard to a permit issued on August 21, 2006 for NovaGold’s Rock Creek project, and has suspended the permit while they complete the review. The Corps will allow NovaGold to continue work in uplands and areas previously disturbed.

The permit was issued to NovaGold’s subsidiary, Alaska Gold Company, pursuant to Section 404 of the Clean Water Act, and authorized Alaska Gold to conduct dredging and fill operations at the Rock Creek and Big Hurrah sites.

As reported in NovaGold’s November 17, 2006 news release, a group of individuals from Nome, Alaska filed a lawsuit against the Corps in mid-November, alleging that the Corps issued the Section 404 permit for Rock Creek in violation of the governing legislation. Although neither NovaGold nor Alaska Gold Company are named as defendants, the Alaskan Court has granted NovaGold’s motion to intervene in the case. In addition, letters from both Bering Straits Native Corporation and Sitnasuak Native Corporation have been written to the Court in support of upholding Rock Creek’s permits.

NovaGold is continuing to work on the plant site and will pour foundations for the shop and mill buildings upon receipt of the Air Quality permit, expected later this month. The Company has prepared the plant site for construction of the mill facilities and has cleared a significant portion of the wetlands covered by the permit in the areas of the tailings facility and waste dump areas, as part of normal construction activities.

“We are fully committed to working with the Corps in this matter. If the Corps’ review indicates that the public process was sufficient, which NovaGold believes to be the case, the permit can be reissued with only minor disruption to the project's timetable,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold. “NovaGold is committed to building a showcase mine that will operate with the utmost respect for the environment and the community of Nome. We believe the process undertaken by the Corps and NovaGold to obtain permits for Rock Creek complied with applicable laws and followed all procedures. We believe the permit will be reinstated once the Corps has completed its review process.”

The Rock Creek Project

The Rock Creek project is located 12 km (7 miles) from the town of Nome, Alaska on 5,700 hectares (14,000 acres) of patented private land owned 100% by NovaGold and 8,100 hectares (20,000 acres) of land owned by the Bering Straits and Sitnasuak Native Corporations. NovaGold has a mining lease with Bering Straits, the first mining lease for lode gold signed with a Native Corporation under the Alaska Native Claims Settlement Act, and a Surface Use Agreement with Sitnasuak.

Mine construction began on August 22, 2006, upon receipt of final permits and Board approval. The Rock Creek mine will be developed as a 7,000 tonnes-per-day year-round conventional open-pit operation producing approximately 100,000 ounces of gold annually at estimated total cash costs ranging from US$260–285 per ounce. Remaining capital costs are estimated at US$30 million, with gold production targeted for mid-2007.

The project is accessed by state-maintained roads and benefits from the presence of the nearby town-site infrastructure and power. Simple mining and processing, modest capital costs and significant resource expansion potential makes Rock Creek an ideal project for NovaGold to transition from an exploration-stage company to a gold producer. The State of Alaska recently completed construction of the Glacier Creek by-pass road, a 3-mile access route that improves access from the community of Nome to beyond the Rock Creek project area. This road upgrade benefits the Rock Creek project and supports future exploration in the Nome mining district, and was completed as part of the State of Alaska's Roads to Resources initiative.

Cautionary Note Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding anticipated receipt of permits and approvals, construction and production, and other milestones; the results of the review by the U.S. Army Corps of Engineers (“Corps”) of the Rock Creek permit; and NovaGold’s future operating or financial performance, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in litigation concerning permitting at the Rock Creek project; the need for cooperation of government agencies and native groups in the exploration and development of the Rock Creek property; the possibility that the Corps’ review of the Rock Creek permitting process will result in delays or changes; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other government approvals for Rock Creek; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities.

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Contacts

Investors:

Greg Johnson
Vice President, Corporate Communications and
Strategic Development

(604) 669-6227 or 1-866-669-6227
Don MacDonald, CA
Senior Vice President & CFO
(604) 669-6227 or 1-866-669-6227	Media: John Lute / Peter Aterman Lute and Company (416) 929-5883 Matt Sherman / Jamie Moser Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449